November 15, 2011

Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Calypte Biomedical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 12b-25 Filed August 16, 2011
File No. 001-32280

Dear Mr. James and Ms. Tillan:

On behalf of Calypte Biomedical Corporation (“Calypte” or the “Company”), this letter is being transmitted in response to comments submitted by the staff of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and its Form 12b-25 filed on August 16, 2011.  The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the staff’s convenience, we have incorporated into this response letter.  Simultaneously with the transmittal of this letter, the Company is filing a Form 10-K/A (the “Amendment”) amending the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 8. Notes and Debentures Payable, page F-16

1.
We note that you recognized gains for the transfer of assets and the restructuring of notes of $2,289,000 and $8,500,000 during fiscal 2010. Please explain the nature of these gains, how you recorded the transactions (i.e., debits and credits), how you determined the amounts to record as gains, and the basis for your accounting. Include a discussion of why the statements of shareholders’ equity excludes the shares you agreed to issue in exchange for the $6,393,353 of debt. Cite the accounting literature you relied upon and how you applied it to your facts and circumstances.

Martin James
Kate Tillan
November 14, 2011

Background

Calypte and its shareholder Marr Technologies BV (“Marr”) previously operated two joint ventures in the People’s Republic of China, one of which was operated through Beijing Marr Bio-Pharmaceuticals Co., Ltd. (“Beijing Marr”), of which Calypte owned a 51% equity interest. On July 2, 2010, Calypte entered into a Debt Agreement (the “Debt Agreement”) among Calypte, Marr and two affiliates of Marr and an Equity Transfer Agreement (the “Equity Transfer Agreement”) among Calypte, Kangplus (China) Holdings Ltd. (“Kangplus”) and an affiliate of Marr. The Debt Agreement provided for (i) the conversion of $6,393,353.11 in outstanding indebtedness to 152,341,741 shares of common stock of the Company, (ii) the cancellation of the Company’s remaining indebtedness, totaling $3,000,000 as of December 31, 2009, and (iii) the transfer of the Company’s equity interests in the two Chinese joint ventures to Marr or a third party designated by Marr. In consideration for such debt restructuring, the Company, pursuant to the Equity Transfer Agreement, agreed to transferr its equity interests in Beijing Marr to Kangplus, subject to approval of the Chinese government (which is still pending) and transferred certain related technology to Beijing Marr.

On July 9, 2010, the Registrant entered into a Debt Conversion Agreement (the “Conversion Agreement”) with SF Capital Partners Limited (“SF Capital”) providing for the conversion of the outstanding balance under a secured 8% convertible note held by SF Capital (the “Note”). Under the Conversion Agreement, the balance due under the Note ($2,008,259.35 as of December 31, 2009) was converted to 47,815,698 shares of common stock of the Registrant.

Accounting Considerations

The Company evaluated both of these agreements in accordance with the provisions of ASC 470-50, Debt Modifications and Extinguishments and ASC 470-60, Troubled Debt Restructurings by Debtors. Under ASC 470-60-55, Implementation Guidance, paragraph 55-8, we determined that Calypte is experiencing financial difficulty as demonstrated by (i) currently being in default on debt; (ii) negative indicators leading to substantial doubt regarding the ability of the Company to continue as a going concern as of December 31, 2009; (iii) the delisting of the Company’s common stock from trading on the American Stock Exchange in August 2006 due to its inability to meet financial maintenance requirements; and (iv) the Company’s lack of cash or other resources with which to serviced the existing debt.

Determination of Whether Marr Granted Concessions to Calypte

Addressing ASC 470-60, paragraph 15-6b, Marr and Kangplus each received assets and equity in exchange for the cancellation of debt, though the fair value received was less than the value of the debt.  On this basis, the Company concluded that a concession was granted and that the transaction should be accounted for under ASC 470-60, paragraph 35-2.

Martin James
Kate Tillan
November 14, 2011

The Gain on Transfer of Assets was calculated by deducting the net book value of the 51% interest in Beijing Marr, $150,120, from the fair value (per the valuation report) of $2,176,150 plus the $262,700 License Agreement:

Gain on Transfer of Assets (Journal Entry # 1)

Fair value of the 51% interest in Beijing Marr	$2,176,150
Net Book Value of the 51% interest in Beijing Marr	(150,120)
License agreement	262,700
Gain of transfer of assets	$2,288,730

The Gain on Restructuring of Payables was calculated by deducting the accrued liability for the common stock to be issued and the support agreement deferred revenue from the book value of the debt to be forgiven:

Gain on Restructuring of Payables (Journal Entry #2)

Notes payable and accrued interest	$7,605,068
Common stock to be issued	(914,050)
Support agreement deferred revenue	(26,864)
Gain on Restructuring of Payables	$6,664,154

The transaction was recorded in the following accounting entries:

Martin James
Kate Tillan
November 14, 2011

Journal Entry #1: Transfer the 51% interest in Beijing Marr:

DR		Notes Payable/Accrued Interest (1)	$2,138,610
DR		Investment in China JV	$626,657
	CR	Due to/From China JV		$426,537
	CR	Other Current Receivables (D. Harris)		$50,000
	CR	Gain on Transfer of Assets (2)		$2,288,730

Journal Entry #2: Account for the troubled debt restructuring:

DR		Notes Payable/Accrued Interest (1)	$7,605,068
	CR	Accrued Liability (3)		$914,050
	CR	Deferred Revenue (4)		$26,864
	CR	Gain on Restructuring of Payables		$6,664,154

(1)	Amounts combine to equal the 6/30/10 balance of the Marr debt book value:

$4,199,857	7% Note Principal
$1,292,033	7% Note Interest
$3,860,582	8% Note Principal
$391,206	8% Note Interest
$9,743,678	Total Marr Debt Book Value at 6/30/10

Martin James
Kate Tillan
November 14, 2011

(2)	Gain calculated by deducting the net book value of the 51% interest in Beijing Marr $150,120 from the fair value per the valuation report of $2,176,150 plus the $262,700 License Agreement.

(3)
152,341,741 shares of common stock at the 7/2/10 market price of $0.006. The Company will transfer these shares to Marr after the Chinese government has approved the transaction; for the time being, the Company has recorded this amount as an accrued liability.

(4)	Support Agreement revenue, calculated as follows:

1.	Maximum of 4 weeks in-person support: 5 weeks times $5,000 (burden rate for junior scientist) = $20,000.

2.	Maximum of 4 hours per week of telephone support for 12 months: 208 hours times $33.00/hour (blended burden rate for scientists) = $6,864

Total: $26,864

Determination of Whether SF Capital Granted Concessions to Calypte

Addressing ASC 470-60, paragraph 15-6b, SF Capital accepted an equity interest in Calypte in satisfaction of the debt, though the value received was less than the amount of the debt.  In addition, consistent with the ensuing paragraph 15-7, SF Capital’s “objective is to make the best of a difficult situation.”  Therefore, a concession was granted, and the transaction shall be accounted for under ASC 470-60, paragraph 35-4 (see Journal Entry #3 below).

The Gain on Restructuring of Payables was calculated by deducting the accrued liability for the common stock to be issued from the book value of the debt to be forgiven.

Gain on Restructuring of Payables (Journal Entry #3)
Notes Payable and accrued interest	$2,084,311
Accrued liability for common stock to be issued	(248,642)
Gain on Restructuring of Payables	$1,835,669

Martin James
Kate Tillan
November 14, 2011

The transaction was recorded in the following accounting entries:

Journal Entry #3: Account for troubled debt restructuring:

DR		Notes Payable	$1,879,384
DR		Accrued Interest	$204,927
	CR	Common Stock (1)		$248,642
	CR	Gain on Restructuring of Payables		$1,835,669

(1)	47,815,698 shares of common stock at the 7/9/10 market price of $0.0052.

Item 9A. Controls and Procedures, page 28

2.
We note your disclosure of various material weaknesses. However we do not see where you have disclosed your conclusion as to whether your internal control over financial reporting was effective or was not effective as of December 31, 2010, which is required by Item 308(a)(3) of Regulation S-K. Please amend your Form 10-K to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your internal control over financial reporting as of December 31, 2010.

In the Amendment, the Company has disclosed management’s conclusion regarding the effectiveness of its internal control over financial reporting.

Form 12b-25 filed August 16, 2011

3.	Please tell us when you plan to file your Form 10-Q for the quarterly period ended June 30, 2011.

The Company currently expects to file its Form 10-Q on or before November 30, 2011.

*     *     *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Martin James
Kate Tillan
November 14, 2011

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact the undersigned at (832) 818-2126 or Murray Smith at (503) 327-9737 or Jennifer Bernasek at (503) 601-6204.

Sincerely yours,

/s/ Adel Karas

Adel Karas
President, Chairman of the Board and CEO

cc:	Jennifer Bernasek, Calypte Biomedical Corporation
Murray Smith, Calypte Biomedical Corporation
Paul Blumenstein, Esq.